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                                                                    Exhibit 99.2

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not, and is not intended to be, an offer of securities of Semiconductor Manufacturing International Corporation (the "Company") for sale in the United States, and is not for distribution into the United States. Securities may not be offered or sold in the United States absent registration or an exemption therefrom. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company has registered a certain portion of the offering for sale in the United States with the United States Securities and Exchange Commission.

The price of the ordinary shares or the ADSs may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules of Hong Kong and other applicable laws and regulations in the relevant jurisdictions. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Cap. 571) of Hong Kong are contained in the Hong Kong prospectus of the Company.

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless otherwise defined in this announcement, terms defined in the prospectus of the Company dated March 8, 2004 (the "Prospectus") have the same meanings when used in this announcement.

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION (Incorporated in the Cayman Islands with limited liability)

CLARIFICATION ANNOUNCEMENT

..    This announcement is made at the request of The Stock Exchange of Hong Kong
     Limited, to inform investors of the inclusion of certain additional statements in the Registration Statement filed with the SEC.

..    The additional statements relate to inaccurate statements made at a press conference in Hong Kong held on March 7, 2004 and subsequently reported by the news media.

..    The Company does not believe that the issue of any supplemental prospectus in Hong Kong is necessary in relation to the above, as the relevant statements in the Prospectus relating to such information remain accurate and not misleading.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited, to inform investors

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of the inclusion of certain additional statements in the registration statement on Form F-1 of the Company, last amended on March 11, 2004 ("Registration Statement") filed with the US Securities and Exchange Commission ("SEC") in connection with the US Offering, which the Company believes are not material in the context of the Hong Kong Public Offering. The additional statements arose as a result of statements made at a press conference in Hong Kong held on March 7, 2004 and subsequently reported by the news media.

Clarification of Certain Inaccurate Statements Made at a Recent Press Conference

The additional statements in the Registration Statement state that at such press conference, one of the Company's officers made an inaccurate statement to the effect that the estimated net proceeds to the Company from the Global Offering, cash from operating activities, borrowings under the Company's existing available banking facilities and cash on its balance sheet at December 31, 2003, taken together, should be sufficient to meet the Company's planned capital expenditures through 2005. However, actual cash from operating activities and amounts available under existing banking facilities can be difficult to predict and will depend upon a variety of variable factors, including, among others, the performance of the Company's business, demand for its services, compliance with drawdown conditions under its banking facilities, continued availability of these banking facilities and general industry conditions. As disclosed in the Prospectus, the Company currently does not believe that such sources will be sufficient to meet its capital requirements, and believes it will be required to pursue additional external financing, either in the form of additional borrowings or the sale of equity or equity-linked securities, in order to fund its planned capital expenditures and working capital needs through 2005.

In addition, at the same press conference, such officer made an inaccurate statement to the effect that the complaint filed by TSMC and its affiliates against the Company and SMIC Shanghai, as described in the Prospectus, is without merit, that the intellectual property that serves as part of the subject matter of such complaint is not used by the Company and that, for such reasons, the Company has filed a motion to dismiss this complaint. The Company believes this statement is inaccurate because the Company and its legal advisors are still in the process of reviewing the claims contained in such complaint and have therefore not formed a definitive view on the merits of those claims. In addition, the motion to dismiss that was filed by the Company on February 17, 2004 did not relate to the substantive claims and, as disclosed in the Prospectus, related only to one procedural aspect of the complaint insofar as it related to the trade secret claims set forth in the complaint.

The above information has been included in the Registration Statement at the request of the SEC. Such Registration Statement is available to the public through the SEC website. However, such Registration Statement has been prepared for use outside Hong Kong, and should not be relied upon by investors in Hong Kong. Investors in Hong Kong should rely solely on the Prospectus. The Company does not believe that the issue of any supplemental prospectus in Hong Kong is necessary in relation to the above, as the relevant statements in the Prospectus relating to such information remain accurate and not misleading.

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By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chairman

Hong Kong, March 15, 2004